EXHIBIT 23.2

INDEPENDENT AUDITORS' REPORT ON SCHEDULE

We have audited the consolidated financial statements of Com21, Inc. and its subsidiaries (the Company) as of December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001, and have issued our report thereon dated January 16, 2002 (March 29, 2002 as to Note 17). Our audits also included the consolidated financial statement schedule listed in Item 14. (a)(2) of the Company's Annual Report on Form 10-K for the year ended December 31, 2001. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP
San Jose, California
January 16, 2002